

Dianne David · 3rd

President X Wine Railroad

Las Vegas, Nevada, United States · 377 connections · **Contact info**

 X Wine Railroad

Kent State University

Experience



President
X Wine Railroad
Jan 2019 – Present · 1 yr 11 mos
Las Vegas, Nevada



President
Las Vegas Xpress
Aug 2018 – Present · 2 yrs 4 mos
Las Vegas, Nevada



Director - Asset Development
X Rail Enterprises, Inc.
2010 – Present · 10 yrs
Las Vegas, Nevada

Ms. David is responsible for the management of the rail stations and refurbishment and maintenance of the fleet of passenger rail cars.



Vice President - Asset Management
Liberty Capital Asset Management
2008 – 2010 · 2 yrs
Las Vegas, Nevada

Ms. David was manager of the REO Department where she oversaw the acquisition and disposition of pools of over 4,700 mortgages located in 20 states. She supervised the liquidation of the real property assets and the analysis of new loan pool acquisitions.



Vice President - Residential Development
Shearson Home Loans
2002 – 2007 · 5 yrs
Las Vegas, Nevada

Ms. David managed the company's $1 billion dollar, 700 employee mortgage sales arm. Her responsibility was to integrate the new branches, managers and loan officers of the company. During her tenure she was responsible for an increase in production from $100 million annually to over $1 billion annually.

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Education



Kent State University

Skills & endorsements

Contract Negotiation

Strategic Planning

Sales

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